

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170195

DIVISION OF
CORPORATION FINANCE

February 23, 2017

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Re: Duke Energy Corporation
Incoming letter dated January 3, 2017

Dear Mr. Maltz:

This is in response to your letter dated January 3, 2017 concerning the shareholder proposal submitted to Duke Energy by the National Center for Public Policy Research. We also have received a letter from the proponent dated February 1, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
National Center for Public Policy Research
jdanhof@nationalcenter.org

February 23, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated January 3, 2017

The proposal requests that the company prepare a report detailing the known and potential risks and costs to the company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the company may deploy to defend the company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(7), as relating to Duke Energy's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Duke Energy relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

February 1, 2017

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of David Maltz on behalf of Duke Energy Corporation (the "Company") dated January 3, 2017, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2017 proxy materials for its 2017 annual shareholder meeting.

RESPONSE TO DUKE ENERGY'S CLAIMS

The Proposal asks the Company to issue a report, at a reasonable cost and omitting proprietary information, detailing the risks and costs associated with certain pressure campaigns. Our Proposal focuses on the significant policy issue of religious freedom and freedom of conscience matters. This is an issue of widespread public debate. Some advocates involved in this debate frame these issues as being anti-LGBT. The Company contends that it should be permitted to exclude our Proposal from its 2017 proxy materials because it violates management's prerogative to direct its ordinary business operations under Rule 14a-8(i)(7), because it is impermissibly vague under Rule 14a-8(i)(3) and because the Company has already substantially implemented the Proposal under Rule 14a-8(i)(10).

Regarding the first two points, the Staff has already unambiguously decided this issue. In a decision on a nearly identical proposal just last year, the Staff determined that proposals such as ours are not excludable under Rule 14a-8(i)(7) or Rule 14a-8(i)(3). Also, our Proposal focuses on a significant policy issue and is, therefore, not eligible for exclusion under Rule 14a-8(i)(7). Finally, the Company has provided no evidence that it has implemented our Proposal as required for exclusion under Rule 14a-8(i)(10).

For the following reasons, the Company has fallen short of its burden of persuading the Staff that it may omit our Proposal.

ANALYSIS

Part I. The Proposal May Not Be Excluded Under Rule 14a-8(i)(7) As It is Nearly Identical to a Previously Allowed Proposal and Because It Focuses on the Significant Policy Issue of Freedom of Religion and Conscience, Which Some Frame as LGBT Discrimination

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

A. Our Proposal Focuses on the Same Exact Widespread Public Policy Debate as a Proposal that the Staff Allowed over a Substantially Similar Rule 14a-8(i)(7) Exclusion Request in 2016

Our Proposal is basically identical to the one in *Procter & Gamble Co.* (avail. August 16, 2016) in which the Staff denied exclusion under Rule 14a-8(i)(7). In its no-action request, the Company never once addresses this Staff decision. The *Procter & Gamble* proposal sought a report on the costs and risks associated with policy issues surrounding freedom of conscience and religious freedom initiatives. The resolved section of that proposal stated:

> Resolved: Shareholders request that the Company issue a public report to shareholders, employees, customers, and public policy leaders, omitting confidential information and at a reasonable expense, by April 1, 2017, detailing the known and potential risks and costs to the Company caused by any enacted or proposed state policies supporting discrimination against LGBT people, and detailing strategies above and beyond litigation or legal compliance that the Company may deploy to defend the Company's LGBT employees and their families against discrimination and harassment that is encouraged or enabled by the policies.

Similarly, the resolved section of our Proposal states:

> Resolved: The proponent requests Duke Energy prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

The proposals' respective requests are identical – they just view the specific issue through different policy lenses. The proponent in *Procter & Gamble* sought a report on how the company was dealing with the risks and costs associated with one side of a major public policy debate, namely, the supposed contention between religious freedom and LGBT rights. That proposal viewed certain policies as hostile to the LGBT community and asked for a report on how the company was dealing with those supposed hostilities. Our Proposal seeks a report focusing on many of those same policies, but simply views them through the lens of religious freedom and freedom of conscience.

The whole concept of widespread public debate – the measure by which the Staff determines whether a social policy issue is significant – necessarily requires there be at least two sides. The *Procter & Gamble* proposal represented one side of the debate over religious freedom and LGBT discrimination, our Proposal represents the other side of that debate.[1]

The similarities of the two proposals extends beyond the resolved sections. In *Procter & Gamble*, the proposal's supporting statement, noted:

> *Shareholders recommend that the report evaluate risks and costs including, but not limited to, negative effects on employee hiring and retention*, challenges in securing safe housing for employees, risks to employees' LGBT children and risks to LGBT employees who need to use public facilities, and litigation risks to the Company from conflicting state and company anti-discrimination policies. Strategies evaluated should include public policy advocacy, human resources and educational strategies, and the potential to relocate operations or employees out of states with

[1] For more on the widespread public debate concerning these topics, see pages two through nine of the proponent's reply to the no-action request in *Procter & Gamble Co.* (avail. August 16, 2016). That reply is dated June 28, 2016.

> discriminatory policies (evaluating the costs to the Company and resulting economic losses to pro-discriminatory states). (Emphasis added).

The supporting statement of our Proposal notes that:

> *The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention* caused by such pressure campaigns. (Emphasis added).

Each supporting statement contemplates the companies' respective workforce. While proposals that deal with a company's management of its workforce are often excluded under the ordinary business exemption (1998 Release), the Staff denied such exclusion in *Procter & Gamble*.

To the degree that the two proposals contemplate the company's respective workforces, they do so in the exact same way. The Company argues that our Proposal is excludable since it "seeks to affect the relationship between the Corporation and its employees." While we dispute that characterization, the same can be said of the proposal in *Procter & Gamble*. Indeed, it was.

In the portion of its no-action request titled, "The Proposal Focuses on Matters that Relate to Hiring and Workplace Practices," that's exactly what Procter & Gamble argued.

Specifically, Procter & Gamble maintained that:

> [t]he Supporting Statement asks the Company to address the 'negative effects on hiring and retention' in its report. Given the large number of employees of the Company, the importance of workforce maintenance and development to the Company's sustainability, and the numerous other legal and governance considerations that must be considered when making hiring and retention decisions, it is impracticable for hiring and retention to be subject to direct shareholder oversight, as requested by the Proposal.
>
> The Proposal also involves workforce management practices such as 'the potential to relocate... employees out of states with discriminatory policies.' Similar to hiring and retention, decisions on where to place employees among the Company's operations and when to relocate them are a fundamental part of management's day-to-day work of running the Company.
>
> The proposal also implicates the provision of safe housing and restrooms to employees in states with discriminatory policies.

The company in *Procter & Gamble* did argue that management of its workforce was within its preview as a matter of ordinary business. The Staff simply rejected this argument because of the proposal's subject matter.[2]

The Company makes many similar arguments that the Staff rejected in *Procter & Gamble*. Our Proposal is nearly identical. It uses the same language to ask for a report about how the Company is responding to one side of a major public policy debate. The *Procter & Gamble* proposal asked for the same exact report about how that company was responding to the other side of the same debate. As such, we urge the Staff to affirm its *Procter & Gamble* decision and reject the company's no-action request.

B. Human Rights and Discrimination Are Staff-Recognized Significant Policy Issues

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E ("SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

As stated above, our Proposal focuses on one side of a widespread public policy debate over religious freedom and freedom of conscious initiatives. The proposal in *Procter & Gamble* asked for a report on the same issues, but simply framed them as an attack on LGBT individuals. If the Staff were to follow the Company's request and allow exclusion of our Proposal, that would place the Staff in the position of making a value judgment that one side of a public policy debate deserves merit and the other does not. That's not the Commission's role. The debate over religious freedom/freedom of conscience/LGBT rights is just as prevalent now as it was when the Staff decided Procter & Gamble in August of 2016. The Company makes no argument to refute this.

Again, for more on the widespread public debate concerning these topics, see pages two through nine of the proponent's reply to the no-action request in *Procter & Gamble Co.* (avail. August 16, 2016). That reply is dated June 28, 2016.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

---

[2] See also, *General Electric* (avail. February 10, 2015), (allowing a proposal on the Holy Land Principles to proceed despite addressing the company's employment relationship since it focused on a significant policy issue).

Part II. The Proposal is Not Impermissibly Vague as the Staff Has Previously Ruled that Nearly Identical Language is Clear and Precise.

Under Rule 14a-8(i)(3), a proposal can be excluded if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B").

As detailed at length above, our Proposal is nearly identical to the one in in *Procter & Gamble Co.* (avail. August 16, 2016). Duke Energy argues that it is unable to comprehend the terms in our Proposal or its scope. The Company's argument is similar to what Procter & Gamble argued when it wrote:

> [b]y definition, 'policies' encompasses more than state laws, and could include the administrative policies and guidelines of executive agencies in each state. It is unclear what the Company must do to respond to 'proposed policies,' which could potentially include bills in committee, laws or policies proposed in speeches by state legislators, or even policies proposed by public interest groups.

The Staff found that argument unpersuasive. We urge the Staff to uphold its *Procter & Gamble* decision by finding that our Proposal may not be omitted under Rule 14a-8(i)(3).

Part III. The Company Has Not Provided Satisfactory Evidence Showing that It has Met the Exclusion Requirements of Rule 14a-8(i)(10)

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. March 8, 1991).

The Company materially misrepresents the nature of our Proposal in order to show that it has evidence to satisfy Rule 14a-8(i)(10). Specifically, the Company claims that the "central objective of the Proposal is to protect the Corporation's employees against 'discrimination and harassment' on the basis of religion." While that is a noble objective, it isn't the objective of our Proposal. Our Proposal seeks a report:

> detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, *and detailing strategies* that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts. (Emphasis added).

While our Proposal does request that the company detail strategies that it may use to defend its employees from certain harassment, it does so in addition to primarily asking for a report about risks and costs to the Company resulting from certain pressure campaigns. The Company has provided zero evidence that it has implemented this principal portion of our request.

The Company has provided evidence showing that it doesn't discriminate against its employees. While it's nice that Duke Energy follows the law in hiring and employment, that's not at issue in our Proposal. Our Proposal seeks a report "detailing the known and potential risks and costs to the Company caused by [certain] pressure campaigns." Since the Company has provided no evidence to answer our Proposal's primary ask, it has not substantially implemented our Proposal. For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(10).

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Duke Energy's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-507-6398 or email me at JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

cc: David Maltz, Duke Energy



David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
Mail Code DEC45A/ P.O. Box 1321
Charlotte, NC 28201

o: 704.382.3477
f: 980.373.5201

david.maltz@duke-energy.com

January 3, 2017

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by the National Center for Public Policy Research

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Corporation") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") will not recommend any enforcement action if the Corporation omits from its proxy solicitation materials ("Proxy Materials") for its 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting") the proposal submitted to the Corporation by the National Center for Public Policy Research (the "Proponent"), which was received on November 18, 2016 (the "Proposal").

This letter provides an explanation of why the Corporation believes that it may exclude the Proposal and includes the attachments required by Rule 14a-8(j). In accordance with *Staff Legal Bulletin* No. 14D (Nov. 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. A copy of this letter and its attachments are also being sent on this date to the Proponent in accordance with Rule 14-8(j) to inform the Proponent of the Corporation's intention to omit the Proposal from the 2017 Annual Meeting Proxy Materials. We also wish to take this opportunity to inform the Proponent that if any additional correspondence to the Staff is submitted by the Proponent with respect to the Proposal, a copy of that correspondence should also be furnished to the Corporation, addressed to the undersigned, pursuant to Exchange Act Rule 14a-8(k). The Corporation intends to file its proxy statement on or around March 23, 2017.

THE PROPOSAL

The Proposal states:

> **Resolved:** The proponent requests Duke Energy prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

A copy of the Proposal and related correspondence is attached hereto as Exhibit A.

REASONS FOR EXCLUSION

1. Rule 14a-8(i)(3)

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

2. Rule 14a-8(i)(10)

The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented by the Corporation.

3. Rule 14a-8(i)(7)

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business of the Corporation.

DISCUSSION

1. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

The Staff has concurred on many occasions that shareholder proposals that are vague and indefinite are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004) (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.") Furthermore, the Staff has concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a corporation and its shareholders might interpret the proposal differently. *See Fuqua Industries, Inc.* (Mar. 12, 1991) (noting that any action taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal.)

The Staff has consistently concurred with the exclusion of proposals which do not define critical terms or phrases or otherwise provide guidance on what is required to implement the proposals. In *Bank of America Corp.* (Feb. 25, 2008), the Staff concurred with the exclusion of a proposal requesting that the corporation amend its policies to "observe a moratorium on all financing, investment and further involvement in activities that support MTR [(mountain top removal) projects]," but didn't define what would constitute "further involvement" and "activities that support MTR [projects]." *See also Eastman Kodak Co.* (Mar. 3, 2003)(proposal seeking to cap executive salaries at $1 million, including bonus, perks and options, failed to define various terms and how options were to be valued); *American Telephone and Telegraph Company* (Jan. 12, 1990) (proposal seeking to prohibit a corporation from "interfering" with "government policy" of foreign governments was excluded as it would require, if implemented, subjective determinations regarding what is considered to be "interference" and "government policy" as well as when the proposal would apply.)

The Proposal fails to define what is meant by the phrases "pressure campaigns," "religious freedom laws (or efforts)," "public accommodation laws (or efforts)," "freedom of conscience laws (or efforts)," and "campaigns against candidates from Title IX exempt institutions." Shareholders and the Corporation could rationally differ in the type and scope of the report being sought. For instance, is a "pressure campaign" only one involving litigation, public advertisements, or would it arise even over a single private correspondence to the Corporation? Further, what are "religious freedom laws," "public accommodation laws," "freedom of conscience laws" and "campaigns against candidates from Title IX exempt institutions?" Does the Proposal seek a review of any such laws at the federal, state and/or local level? And would any such law need to expressly address that its purpose is to protect a religious freedom, or would the law need to merely touch on some right or act associated with a religious belief? The ambiguous scope of the Proposal is further displayed in its frequent use of "or efforts," which does not clearly relate to any given activity and appears to broaden the term "pressure campaign" – but to what level is unclear. The Proposal also calls out not only "religious individuals" but also "those with deeply held beliefs." What constitutes a "deeply held belief"? In addition, this reference to "beliefs" makes it confusing to determine whether the scope of the Proposal's report sought is intended to go beyond religion and address broader moral or ethical matters. The potential scope of the report sought by the Proposal is enormous, and there would be no way for the Corporation to ensure that every activity sought to be addressed in the report and intended by any given shareholder would be covered as the terms used in the Proposal are vague, overly broad and generic.

For the reasons stated above, we respectfully submit that the Proposal is impermissibly vague and indefinite so as to be misleading and therefore should be excluded from the Corporation's Proxy Materials for the 2017 Annual Meeting pursuant to Rule 14a-8(i)(3).

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by the Corporation.

Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be excluded from a company's proxy materials when the proposal has already been substantially implemented by a company. The Commission has made explicitly clear that a proposal need not be "fully effected" by a company to meet the substantially implemented standard under Rule 14a-8. *See Securities Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*")(confirming the Commission's position in Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983) ("*1983 Release*")). In the *1983 Release*, the Commission noted that the "previous formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The Division has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (Jul. 3, 1999). The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Moreover, Rule 14a-8(i)(10) precedent confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved.

The central objective of the Proposal is to protect the Corporation's employees against "discrimination and harassment" on the basis of religion. The Proposal expressly refers to "defend[ing] the Company's employees and their families against [religious] discrimination and harassment." The Proposal's preamble further references the Proponent's view that many companies "lack fundamental human rights protections and safeguards against employment discrimination." Additionally, the Proposal's Supporting Statement expresses the Proponent's concern that the Corporation adhere "to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity."

The concerns of the Proponent are addressed in a series of policies and initiatives of the Corporation designed to create and enforce a diverse and inclusive work environment free of harassment. The Corporation's policy is to be inclusive, including on religious bases, and the Corporation aims to build and enable a diverse workforce and foster an inclusive environment where all people are valued, respected and encouraged to reach their full potential. The Corporation serves diverse communities in an increasingly complex world, and therefore believes that a strategy that integrates diversity and inclusion throughout the Corporation is in the best interests of our employees and customers. To this end, the Corporation currently engages in multiple initiatives that seek to protect its employees from discrimination and harassment. One such policy is the Equal Employment Opportunity and Affirmative Action Policy (the "Equal Employment Policy"), attached hereto as Exhibit B, which affirmatively protects employees and potential employees from discrimination on multiple bases, including religion. That policy explicitly states that "Duke Energy is an equal opportunity employer and does not discriminate against any employee or applicant for employment because of race, color, sex, pregnancy, ***religion***, national origin, ancestry, ethnicity, citizenship, sexual orientation, gender identity, gender expression, age, marital status, physical or mental disability, genetic information, medical condition, military status, or protected veteran status." (emphasis added) The Corporation also maintains a Code of Business Ethics, attached hereto as Exhibit C, that expressly prohibits any kind of harassing behavior, including harassment related to religion. In addition, the Corporation sponsors internal diversity and inclusion councils that create a platform for learning, understanding and meeting the unique needs of Corporation employees. Finally, the Corporation seeks to comply with all federal state anti-discrimination and anti-harassment laws.

As detailed above, the Corporation has policies and initiatives that explicitly protect its employees and candidates for employment no matter their religion, thus rendering the implementation of the Proposal unnecessary. Any further change to the Corporation's policies or disclosure of its strategies to protect employees from religious discrimination would provide no further benefit to employees or shareholders. For these reasons, the Corporation respectively submits that the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

3. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Staff stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *1998 Release.*

A shareholder proposal involves "ordinary business" when it relates to matters that are so fundamental to management's ability to run the company on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See id.* The Staff has also stated that a proposal should not attempt to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See id.* (citing *Exchange Act Release No. 34-12999* (Nov. 22, 1976)).

Also, the fact that a shareholder proposal requests a report on areas of risk facing a company does not prevent exclusion of the proposal if the underlying subject matter relates to ordinary business. Where a proposal relates to the assessment of risks, the Staff has stated "rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk . . . ." (*Staff Legal Bulletin No. 14E* (Oct. 27, 2009))

Further, in order to constitute ordinary business, the proposal must not involve a significant social policy issue that would override its ordinary business subject matter. *See id.* Where the Staff finds a significant social policy issue to exist, the SEC has stated that such a proposal "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote." *Id.* The Staff considers "both the proposal and the supporting statement as a whole" in determining whether a significant social policy issue exists. (*Staff Legal Bulletin No. 14C* (June 28, 2005) ("*SLB 14C*")).

The *1998 Release* acknowledges that certain tasks are so fundamental to management's ability to run a business that they cannot, as a practical matter, be subject to the direct oversight of shareholders. The Staff has consistently allowed the exclusion under Rule 14a-8(i)(7) of shareholder proposals that pertain to the relationship between a company and its employees because they affect the day-to-day management of a company's operations and micro-manage a company's ordinary operations. Employee relations are at the core of day-to-day ordinary business operations of a company. Although the Staff has found certain types of discrimination, such as gender or race, to constitute significant social policy issues, the simple reference to discrimination within a proposal is not in and of itself determinative of a proposal's excludability. *See CVS Health Corporation* (Feb. 27, 2015) (proposal seeking for the company "to amend its policies to explicitly prohibit discrimination based on political ideology, affiliation or activity" was not found to focus on a significant social policy issue and was excludable under Rule 14a-8(i)(7) as it relates to the company's policies "concerning its employees"). *See also The Walt Disney Corporation* (Nov. 24, 2014); *Deere & Company* (Nov. 14, 2014); *Costco Wholesale Corp.* (Nov. 14, 2014); *Bristol-Myers Squibb Company* (Jan. 7, 2015). (In each of these proposals, the Staff determined that a proposal seeking for a change in employee anti-discrimination policies to protect employee participation in the political process was excludable under 14a-8(i)(7) because the relationship between the employee and company was part of the day-to-day operations of the company.) Furthermore, the mere inclusion of religious freedom does not render the proposal a significant social policy issue. In *PG&E Corporation* (Feb. 27, 2015) ("*PG&E*"), the Staff found a proposal seeking that the company include in "employment and related policies the right of employee's to freely express their personal religious and political thoughts" to be excludable under Rule 14a-8(i)(7) as "policies concerning [a company's] employees."

Similar to the proposals discussed above, the underlying consideration of the Proposal is to discuss the strategies that the Corporation would employ to prevent religious discrimination against its employees, or, in other words what types of policies it might adopt to prevent such discrimination. Further evidence that the core basis of the Proposal relates to the relationship between the Corporation and its employees is the Supporting Statement to the Proposal which "recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity." Accordingly, because the Proposal seeks to affect the relationship between the Corporation and its employees by asking for the Corporation to disclose its strategies to protect employees against discrimination based on religious affiliation, the Proposal affects the Corporation's day-to-day business operations and is excludable under Rule 14a-8(i)(7).

For the reasons stated above, we respectfully submit that the Proposal constitutes a matter of the Corporation's ordinary business operations that is not appropriate for shareholder oversight and should therefore be excluded from the Corporation's Proxy Materials for the 2017 Annual

Meeting pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests that the Staff advise that it will not recommend any enforcement action if the Corporation excludes the Proposals from its Proxy Materials for the 2017 Annual Meeting. If the Staff does not concur with the Corporation's positions, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Julia S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary
Justin Danhof, General Counsel, National Center for Public Policy Research

EXHIBIT A



RECEIVED

NOV 18 20[illegible]

Julie S. Janson
Office Of General Counsel

Via U.S. Mail (Overnight Delivery)

November 17, 2016

Ms. Julia S. Janson, Corporate Secretary
Duke Energy Corporation
DEC 48H
P.O. Box 1414
Charlotte, NC 28201-1414

Dear Ms. Janson,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Duke Energy Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Duke Energy Corporation stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2017 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center for Public Policy Research, 20 F Street, NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

Report on Certain Non-Discrimination Principles

Whereas, the Securities and Exchange Commission has consistently recognized that human rights and employment discrimination constitute significant policy issues.

Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value.

Whereas, corporations are subject pressure campaigns in regards to employment and hiring practices as well as human rights issues such as religious freedom.

For example, corporations have been pressured regarding gender and ethnic diversity in the workforce.

Furthermore, coordinated campaigns have also pressured corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts. Some organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972.

Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination.

Resolved: The proponent requests Duke Energy prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Supporting Statement: The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention caused by such pressure campaigns.

The proponent also recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity.

EXHBIT B



Duke Energy Policy

Equal Employment Opportunity and Affirmative Action Policy

Applicability:	*Applies to Enterprise*
Originator:	*Human Resources*
Approval:	*Senior Vice President & Chief Human Resources Officer*
Effective Date:	*10/01/1998*
Revision Date:	*05/01/2016*

THIS POLICY IS FOR INFORMATIONAL PURPOSES ONLY, AND IS NOT INTENDED TO CREATE A CONTRACT OF EMPLOYMENT BETWEEN AN EMPLOYEE AND DUKE ENERGY. THIS POLICY DOES NOT ALTER THE "AT-WILL" EMPLOYMENT STATUS OF ANY EMPLOYEE. "AT-WILL" EMPLOYMENT MEANS THAT EITHER AN EMPLOYEE OR DUKE ENERGY CAN TERMINATE THE EMPLOYMENT RELATIONSHIP AT ANY TIME, FOR ANY OR NO REASON, WITH OR WITHOUT CAUSE, AND WITH OR WITHOUT NOTICE, SUBJECT TO RESTRICTIONS UNDER ANY APPLICABLE LAW OR THE TERMS OF A COLLECTIVE BARGAINING AGREEMENT.

 **Applies to all Duke Energy employees**

Statement of Purpose and Philosophy

This policy establishes Duke Energy's commitment to Equal Employment Opportunity and Affirmative Action and to meeting both the spirit and the letter of the law. This policy also supports Duke Energy's philosophy of creating and maintaining an inclusive work environment where the contributions of every individual are recognized, and all people are valued, respected and are provided with opportunities that allow them to reach their full potential.

Policy Expectations

Duke Energy is an equal opportunity employer and does not discriminate against any employee or applicant for employment because of race, color, sex, pregnancy, religion, national origin, ancestry, ethnicity, citizenship, sexual orientation, gender identity, gender expression, age, marital status, physical or mental disability, genetic information, medical condition, military status, or protected veteran status. Duke Energy complies with all applicable state, federal and local laws, regulations and ordinances prohibiting discrimination in places where Duke Energy operates.

This policy prohibits discrimination in recruiting, hiring, transfers, promotions, terminations, compensation and benefits, and all other aspects of employment, and requires reasonable accommodations to be provided as appropriate due to religion, disability, pregnancy, and related protected status. This policy also prohibits retaliation against employees who raise concerns of discrimination or request reasonable accommodations under the Company's Open Door Policy.

Duke Energy is committed to taking affirmative steps to promote the employment and advancement of minorities, women, persons with disabilities and covered veterans. Duke Energy has established and maintains Affirmative Action Programs to support the Company's commitment to equal employment opportunity, consistent with this policy and our obligations as a contractor to the United States government.

Roles and Responsibilities

The Executive Vice President & Chief Human Resources Officer will receive and take action on reports regarding Equal Employment Opportunity and Affirmative Action Programs.



Equal Employment Opportunity and Affirmative Action Policy

Management is responsible for ensuring compliance with this policy and supporting the Company's equal employment opportunity and Affirmative Action Programs.

The Employee and Labor Relations Center of Expertise is responsible for ensuring corporate-wide effectiveness of the Duke Energy Equal Employment Opportunity and Affirmative Action Policy, the Affirmative Action Programs, and reporting on progress regarding those efforts.

Related Documents

Employment Policy
Duke Energy Intern & Co-Op Employment Program
Medical Accommodations Program
Duke Energy Separation Policy

EXHIBIT C

CODE OF BUSINESS ETHICS








Ethics
Matters

Effective October 3, 2016


DUKE
ENERGY.



A MESSAGE FROM OUR CEO

Our purpose at Duke Energy is to power the lives of our customers and vitality of our communities. How we bring that purpose to life matters. We need to accomplish it the right way, under the highest ethical standards using the Code of Business Ethics (CoBE) as a guide.

The CoBE is underpinned by our core values of safety, integrity and service and establishes our ethical obligation. We're committed to earning the trust and confidence of those we interact with every day. To do this, we must be truthful, transparent and genuine in our interactions with each other, our business partners, the communities we serve and the governmental agencies that oversee our business.

When each of us performs our work with the highest personal and professional integrity, we foster an organizational culture of ethical and operational excellence. We must not allow pressure for results to undermine our ethical commitments.

I ask you to speak up if you have a question or observe misconduct. In return, you can expect to be protected from any form of intimidation or retaliation.

Together as a team, we must hold ourselves to the highest standards of honesty and integrity, fulfilling our vision of leading the way to cleaner, smarter energy solutions that our customers value.

CONTENTS


Ethics



INTRODUCTION TO THE CODE OF BUSINESS ETHICS

At Duke Energy we're committed to doing the right thing. It's easier to do the right thing when every employee of Duke Energy, its subsidiaries and its affiliates accepts personal responsibility to act ethically and legally when representing the company.

We've set the standard for business conduct in this Code of Business Ethics (CoBE), a document that reflects our core values and sets expectations for our conduct with each other, our customers, investors, public officials, and business partners alike. Since one instance of a person failing to act with integrity can damage the company's hard-earned reputation, every Duke Energy employee must understand and adhere to the expectations in the CoBE. Use this document as a reference guide and contact a member of your management team, your HR business partner, the Ethics Office, or the EthicsLine if you have questions.

Note: This document does not create a contract of employment or alter the at-will nature of any employee's employment in any way.



Our Core Values

Our culture is "the way things get done around here," and it's guided by our core values.

SAFETY	**Safety refers to the health and safety of everyone who works here, as well as our communities and the environment.**
INTEGRITY	Integrity is acting honestly and ethically, holding ourselves accountable and earning trust.
SERVICE	Service means being agile and innovative in taking care of our customers and helping our communities prosper.

   

Our Ethical Commitments

No matter what job we perform, we're each responsible for creating, promoting and maintaining an organizational culture that encourages ethical conduct and compliance with the law. Each of us must understand and comply with the expectations set in the CoBE.

As a Duke Energy employee ...

I WILL ...

- Learn and understand the laws and regulations applicable to my job
- Be honest, transparent, fair and trustworthy in all work-related activities and relationships
- When unclear about what to do, seek advice from my supervisor or another member of my management team, my HR business partner, a member of the Ethics Office, or the EthicsLine
- Report actual or suspected ethical misconduct
- Cooperate with company investigations by providing complete and truthful information and related documentation
- Complete required training and periodic certification of compliance

As a Duke Energy leader ...

I WILL ...

- Be an example for employees by modeling ideal ethical business conduct
- Provide employees with the tools they need to understand and support our core values
- Create an environment where employees feel comfortable discussing ethical issues
- Create and maintain a diverse and inclusive workplace free of harassment
- Promptly respond to requests for guidance and reports of misconduct, engaging investigators and other resources as needed
- Support active investigations by providing timely information and encouraging staff to actively participate
- Administer proper incentives to ensure ongoing compliance and appropriate disciplinary measures if misconduct is substantiated

Making the Right Decision

Even though we generally know the difference between right and wrong, sometimes the issues we face may not be black and white. We may encounter situations with conflicting priorities, such as choosing between a personal gain verses the right decision for the company. Making the right choice can sometimes be difficult, and it takes courage to act on our values, especially when the right choice isn't obvious.

Regardless of the situation, we are all expected to use sound judgment when making a decision on behalf of the company. Consider using this five-step process when facing a challenging decision.


1 STOP
Don't be impulsive.
2 TAKE FIVE
Think it through for at least 5 minutes.
3 LIST THE FACTS
Gain clarity by documenting the facts.
4 USE THE TREE
Let the Ethical Decision Tree guide you.
5 GET HELP
Ask your supervisor, HR, or call 866.8ETHICS.

In addition, it is impossible for the CoBE to cover every possible scenario. You may potentially encounter a situation not covered by the CoBE, a regulation or law, or company policy. Employees must accept personal responsibility for exercising appropriate behavior and maintaining high ethical standards. When in doubt, refer to the Ethical Decision Tree for guidance.


1. Is action required?
2. Is it legal?
3. Does it comply with company policy?
4. Does it support company culture and values?
5. Have I considered the impact to our employees, customers and shareholders?
6. Would I feel comfortable explaining my actions to my colleagues, supervisor and family?
7. Could I defend my actions if they appeared in a newspaper or in a social media post?
8. Does it benefit Duke Energy as a whole, not just certain individuals?
9. If I am unclear about something, have I asked the right person for advice?

Start at number one and proceed through the questions. If you cannot comfortably answer yes to every question, do not proceed. Instead, seek guidance from your supervisor or another member of your management team, your HR business partner, a member of the Ethics Office, or the EthicsLine.

Seeking a Waiver

Waivers of this Code of Business Ethics will only be granted for exceptional circumstances. Any request for a waiver must be submitted to the Chief Ethics and Compliance Officer, who will gain approval from the Audit Committee of the Board of Directors for any request by the Chairman, the Chief Executive Officer, any officer reporting directly to the Chief Executive Officer, the Controller or the Chief Ethics and Compliance Officer. Any waiver granted to one of these individuals will be disclosed in accordance with Securities Exchange Commission and New York Stock Exchange rules.

Discipline for Non-Compliance

Employees and managers who do not comply with the requirements expressed in the CoBE will face discipline, up to and including termination of employment.

   

Requesting Guidance and Reporting Concerns

As a Duke Energy employee, you're responsible for reporting actual or suspected violations of the CoBE and for seeking clarification and guidance on ethics, compliance and legal issues. To report an actual or suspected CoBE violation, or to seek guidance, you can contact:


Your supervisor or someone on your management team
Your HR business partner
The Ethics Office at ethicsofficer@duke-energy.com

If you are not comfortable with any of the options above, you can also report a concern:

- Online at **https://ethicsline.duke-energy.com**
- By calling the EthicsLine at **866.8ETHICS** (866.838.4427) in the U.S.
- By mailing a letter to the Ethics Office, P.O. Box 1333, Charlotte, NC 28201

The EthicsLine is a dedicated service maintained by a third-party vendor and is available 24 hours a day, seven days a week. Employees who contact the EthicsLine will be assigned a unique report and personal identification number (PIN) they may use to check on the status of reports and inquiries.

You can choose to remain anonymous when using the EthicsLine, but it is vitally important for you to keep your report number and PIN in a safe place so you can follow up on your concern or question. We may have follow-up questions about your concern, and you can assist with the investigation by calling or logging back in to the web submission tool to provide additional details. Without all of the facts, it may be difficult for us to get to the bottom of your concern or question.






Investigation Process

CONCERN DOCUMENTED	▪ Regardless of the way the concern is reported, it will be documented in our case management system. ▪ The concern will be kept confidential to the extent possible.
INVESTIGATED BY A NEUTRAL PARTY	▪ Each case is investigated by an independent, neutral and trained subject matter expert. ▪ Under no circumstances will an investigation be conducted by, or under the supervision of, an individual accused of the activity under investigation, or who has had any involvement in the matter.
INVESTIGATION COMPLETED	▪ Once the investigation is complete, the report is reviewed to ensure that all of the issues were thoroughly investigated.
ISSUES ADDRESSED	▪ All substantiated concerns will be addressed through corrective action. Disciplinary action will be taken against an employee if necessary, though in many instances improved procedures can sufficiently resolve a problem.
CASE CLOSED	▪ The case is closed in the case management system and a summary is communicated to the reporter. If reported anonymously through the EthicsLine, the reporter can use their report number and PIN to call or log back in to the web submission tool to obtain the summary. ▪ Details related to personnel actions are not shared in accordance with applicable employment laws.
TRENDING & ANALYSIS OF SIMILAR CONCERNS	▪ Ethics activity is accumulated and evaluated on a regular basis to identify trends that need to be addressed. A summary report is provided to the Audit Committee of the Board of Directors.

In addition, material allegations regarding questionable accounting, internal financial controls (including internal accounting controls) and auditing matters, as well as material allegations involving senior management that could cause Duke Energy significant reputational damage, will receive a special review and be promptly brought to the attention of the Audit Committee of the Board of Directors.

   

Good Faith Reporting and Our Policy Against Retaliation

Duke Energy prohibits retaliation against employees who in good faith report concerns to management, Human Resources, the Ethics Office, the EthicsLine or regulatory agencies or who participate in the investigation or resolution of a concern. Good faith does not mean you are right about your concern, but it does mean you honestly believe it to be true. Knowingly making a false accusation is in itself a violation of this Code of Business Ethics.

The company will take appropriate corrective action against employees found to have participated in retaliation, up to and including termination of employment. If you believe you have been retaliated against, please contact the Ethics Office immediately so we may begin an investigation.

What is retaliation?

Retaliation is when a supervisor, manager or a peer takes adverse action against an employee because they spoke up about a concern, whether the concern was reported to a manager, Human Resources, the Ethics Office, the EthicsLine or a regulatory agency.






 BUILDING TRUST WITH EACH OTHER

As a company, we are committed to creating and maintaining an inclusive work environment where the contributions of every individual are recognized, all people are valued and respected and all have opportunities to reach their full potential. We do not tolerate discrimination, harassment or retaliation in the workplace. Simply put, a positive, inclusive spirit drives everything we do.

Equal Employment Opportunity

Duke Energy is an equal opportunity employer and does not discriminate against any employee or applicant for employment based on:

- Race
- Color
- Sex (including pregnancy and related conditions)
- Sexual orientation
- Gender identity or expression
- Religion
- National origin
- Medical condition
- Ancestry
- Ethnicity
- Citizenship
- Age
- Marital status
- Physical or mental disability
- Genetic information
- Military status
- Protected veteran status

As a company, Duke Energy is committed to recruiting, selecting, training and compensating based on merit, experience and other work-related criteria and will develop a diverse candidate pool when recruiting whenever possible. We will not make or act on presumptions about someone that are based on differences protected by law or company policy. Nor will we use any individual differences protected by law or company policy as a factor in any employment decision, or consider a person's complaint regarding unequal treatment when making an employment-related decision. We comply with all applicable federal, state and local laws, regulations and ordinances prohibiting discrimination in places where Duke Energy operates.

Harassment-Free Workplace

Duke Energy is committed to creating and maintaining a culture where every employee can start each day with a sense of purpose and end each day with a sense of accomplishment. You should always be able to perform your assigned duties and responsibilities without being harassed by any other employee, supervisor, manager, contingent worker, customer, vendor or visitor. Duke Energy does not tolerate workplace harassment. You must speak up when workplace conduct makes you or others uncomfortable and promptly report perceived harassment to your supervisor or another member of your management team, your HR business partner, a member of the Ethics Office or the EthicsLine.

Any kind of harassing behavior weakens our culture and will not be tolerated, regardless of whether you are working at a Duke Energy facility or on assignment outside the company (e.g., conferences, storm duty, etc.).

What is harassment?

Harassment is defined as any unwelcome conduct or behavior that singles out an employee because of the employee's race, color, sex (including pregnancy and related conditions), sexual orientation, gender identity or expression, religion, national origin, medical condition, ancestry, ethnicity, citizenship, age, marital status, physical or mental disability, genetic information, military status or protected veteran status.






As a Duke Energy employee ...

I WILL ...

- Treat others with respect and dignity any time and any place I represent the company
- Think carefully before making offhand comments or jokes and be sensitive to unintentionally offending others
- Promptly report perceived harassment to my supervisor or another member of my management team, my HR business partner, a member of the Ethics Office, or the EthicsLine

I WILL NOT ...

- Engage in verbal or nonverbal threats, insults, abuse or ridicule (sexual or otherwise) or any other form of bullying or disrespect
- Possess, display or distribute offensive materials in any form such as cartoons, pictures, graffiti, paraphernalia or pornographic materials
- Make offensive remarks or slurs, including inappropriate jokes
- Make or attempt to make intimate, unwelcome or offensive physical contact including blocking normal movements
- Request or demand romantic or sexual favors, explicitly or implicitly, as a condition of employment, promotion, transfer or any other personnel action

Offensive material includes:

- Content that is threatening, unlawful, abusive, harassing, defamatory, libelous, deceptive, fraudulent or invasive of another's privacy, and/or
- Any text, communication, software, image, sound, data or other information that leads to improper conduct (such as involvement with illegal drugs, illegal materials or illegal weapons) or that contains explicit or graphic descriptions or accounts of sexual acts.

Legal Problems Outside of Work

Your conduct away from company property and outside of business hours could negatively affect the company and reflect poorly on your trustworthiness. Off-duty illegal activity may jeopardize workplace safety, the company's reputation or our ability to effectively serve our customers.

The company will assess the effect of any off-duty illegal activity on a case-by-case basis and take appropriate action.

Health and Safety

At Duke Energy, we put safety first in all we do. Our goal is a zero injury and illness safety culture where Duke Energy employees and contingent workers demonstrate personal commitment to continuous safety improvement and to the safety of the communities we serve. Protecting our people enhances the quality of life for our workforce and contributes to our long-term business success.



   

Each of us must be committed to eliminating occupational health and safety hazards. Only through each employee's participation, ownership and engagement can the company achieve an injury- and illness-free workplace.

We believe in setting clear expectations, providing support and training, and holding employees accountable for understanding and incorporating health and safety responsibilities into daily work activities. We want you to return home safely each day.

As a Duke Energy employee ...

I WILL ...

- Know, understand and comply with applicable health and safety rules and regulations, including the use of personal protective equipment
- Actively identify hazards, prevent and correct unsafe conditions, and demonstrate safe behaviors at every level
- Seek advice when I am unsure of how to perform a task safely
- Promptly report all health and safety incidents, including near misses, in accordance with department expectations

I WILL NOT ...

- Take short cuts that could endanger myself or the well-being of others
- Fail to promptly report or misrepresent the occurrence or severity of a safety incident

Violence-Free Workplace

Duke Energy is committed to providing a safe and secure workplace with a zero tolerance for incidents of workplace violence committed by or against employees, contingent workers, vendors, customers or visitors. Prohibited conduct includes, but is not limited to, threats, physical abuse, stalking, vandalism, arson, or sabotage. Employees must practice safe and respectful behavior on company property and any time they are conducting company business, regardless of the location.

Weapons

Our commitment to a violence-free workplace also includes zero tolerance for the possession of weapons on company property. Employees are prohibited from possessing weapons (including components that could be assembled to become a weapon) in company facilities, in company vehicles, or while conducting company business unless specifically authorized by Enterprise Protective Services.

Employees who violate this requirement will be subject to immediate termination, without progressive corrective action, regardless of the employee's intent.






Terms to know:

Weapon – any object that is or could be used:

- In a threatening manner, or
- With the intent to inflict bodily harm, or
- To cause deliberate damage to and/or destruction of company property.

Examples of weapons include, but are not limited to:

- Firearms: weapons capable of firing a missile (e.g., gun, pistol or rifle) or using an explosive charge as a propellant
- Explosives and incendiaries: devices, substances or chemicals capable of causing destruction by the act or instance of exploding or burning

Possession – refers to handling a weapon in any manner while on company facilities, in company vehicles, or while conducting company business, unless specifically authorized. For example, "possession" would include removing a lawfully stored weapon from an employee's personal vehicle, or having the item on your person or in your belongings.

Securing Our People, Property and Assets

As a company, we have implemented strict practices to control access to our premises to protect individuals and company assets. These practices are designed to ensure access is based on actual business needs and to minimize any adverse safety or security impact. Our security standards set minimum requirements for preventing, responding to, and recovering from physical incidents.



We must also be on the lookout for unusual or suspicious behavior, which could indicate a threat of theft, terrorism, commercial espionage or sabotage, or violence. If you witness behavior by a stressed co-worker or someone else you work with that seems erratic or unsafe, you should report it. It is extremely important to understand that these behaviors do not necessarily mean a person will become violent, but they may indicate the person is experiencing high levels of stress or seeks to harm the company.

Always take particular note and seek assistance from Enterprise Protective Services or your HR business partner if:

- You observe a significant change in the behavior patterns of a co-worker or business partner
- The frequency and intensity of the behaviors are disruptive to the work environment
- The person is exhibiting several unusual behaviors

Behaviors that indicate a co-worker may not be effectively managing stress include:

- Excessive absenteeism or lateness
- Disregard for the health and safety of others
- Increased mistakes or errors or unsatisfactory work quality
- Refusal to acknowledge job performance problems
- Faulty decision-making
- Testing the limits to see what they can get away with
- Overreacting to criticism
- Intimidating behavior






As a Duke Energy Employee ...

I WILL ...

- Act in a manner that promotes a safe and respectful workplace for all employees
- Report any conduct, behavior or communication that is violent or may lead to workplace violence
- Comply with all applicable laws and regulations regarding the storage, possession and use of firearms and other weapons in personal vehicles while on company property

I WILL NOT ...

- Possess any firearm or other weapon on company property or while engaged in Duke Energy business, unless permitted by applicable law or other company policy
- Harm or threaten others with a firearm or other weapon
- Engage in incidents or threats of workplace violence or intimidation on company property or while conducting company business, regardless of the location

Alcohol and Drug-Free Workplace

We have an obligation to each other to work safely so we can rely on one another to achieve superior results. All Duke Energy employees are expected to report for work and remain at work in a condition free of the effects of alcohol or drugs and be prepared to work together safely to perform our assigned duties. The use of illegal drugs, alcohol, or prescription medications that impacts job performance, corporate reputation, corporate assets, or the safety of workers or the public will not be tolerated.

As a Duke Energy Employee ...

I WILL ...

- Report to work fit for duty and free of the effects of illegal drugs and alcohol
- Report any actual or suspected on-the-job alcohol or illegal drug use
- Cooperate in all drug screening activities required by law or company policy

I WILL NOT ...

- Possess, use, sell, arrange for the sale of, manufacture, dispense or transfer illegal drugs, illegally obtained prescription drugs or alcohol on or off company property while conducting company business
- Consume alcohol on the job, during working hours (including meal breaks) or when on call
- Appear for or return to work in an impaired state

Personal Investment Decisions

As a Duke Energy employee, you are subject to rules that prevent you from making certain kinds of financial transactions. You must be careful when buying or selling securities – even the Duke Energy stock in your retirement account – to make sure you do not make trades when you know about significant decisions or financial results that have not been disclosed to the public. Before trading any stock or other security, you should consider whether you have access to material nonpublic information, about Duke Energy or another company we do business with, which would affect a reasonable investor's decision to make a trade.






As a Duke Energy Employee ...

I WILL ...

- Allow approximately two full trading days after any material nonpublic information of which I am aware has been made available to the public before trading Duke Energy securities
- Contact the Legal Department if I have questions relating to insider trading laws

I WILL NOT ...

- Trade Duke Energy or its business partners' securities if I have access to material nonpublic information
- Provide material nonpublic information to anyone inside or outside Duke Energy who is not authorized to have that information

Conflicts of Interest

As Duke Energy employees, we each have a responsibility to be loyal to the company and avoid actual or perceived conflicts of interest. A conflict of interest occurs when you have to choose between what is in your best interests (financial or otherwise) and what is in the best interest of the company.

The best way to reduce or remove a conflict and avoid a misunderstanding is to disclose any situation that has the potential to be misinterpreted by others, including other employees, customers, suppliers, shareholders and public officials. If you have questions about a conflict of interest situation, talk to your supervisor or call the Ethics Office to determine whether you need to disclose the potential conflict or seek approval from a member of the Executive Leadership Team based on the circumstances.

As a Duke Energy Employee ...

I WILL ...

- Understand and promptly disclose situations where I have an actual or potential conflict of interest
- Act in the best interests of Duke Energy any time I am asked to make a decision on behalf of the company
- Seek approval from a member of the Executive Leadership Team and the Ethics Office for certain employment and business transactions

I WILL NOT ...

- Personally profit from an opportunity available to Duke Energy that I discover using company assets, information or my position at the company
- Personally benefit from a supplier selection or other business decision made on behalf of the company
- Participate in the selection process or oversee the work of a business in which I, or someone I have a close personal relationship with, is employed or has an ownership interest






While it's impossible to list every scenario, here are some common situations that could create a perceived or actual conflict:

TYPE OF CONFLICT	WHAT IT IS	WHAT IT WOULD LOOK LIKE
Doing business with family and friends	You, a member of your family or anyone with whom you have a close, personal relationship is employed by or owns more than 5 percent interest in an entity that does business with Duke Energy.	Your brother-in-law is hired as a partner in a law firm that you engage to work on Duke Energy matters.
Competing employment	■ You, a member of your family or anyone with whom you have a close, personal relationship: – Is employed by or owns more than 5 percent interest in an entity that competes with Duke Energy. – Takes a position on a board of directors for an organization that does business with Duke Energy. ■ You have outside employment similar to your current job responsibilities that may interfere with your ability to meet the requirements of your Duke Energy position.	■ Your son owns a startup renewable energy firm that competes for contracts to operate wind farms in the Southwest. ■ You are asked to take a position on the board of your local electricity co-op. ■ You continue to work for your previous employer as a contingent worker doing similar work to your role at Duke Energy.
Outside benefits	You, a member of your family or anyone with whom you have a close, personal relationship receives outside benefits as a result of your position with Duke Energy (such as free or discounted goods or services not available to all employees, access to membership clubs or free use of a vacation property).	■ A general contractor who you hired to do construction work at your Duke Energy work site offers to redo the master bathroom at your house for free, so long as you pay for materials.
Corporate opportunities	You have access to company information that you use for a personal benefit and/or to compete with the company.	■ You are aware of the intentions to build a new facility, so you personally purchase the land with the intent to lease it back to the company.
Personal relationships	You supervise the work of an employee or contingent worker with whom you have a close, personal relationship.	■ Your roommate, a contingent worker who works for a contract company, is assigned to a project under your oversight.

   

BUILDING TRUST AMONG OUR BUSINESS PARTNERS

Duke Energy builds relationships based on trust and respect with our customers, investors, suppliers, public officials and all of our stakeholders. To earn this trust, we conduct business legally and with integrity.

We do not participate in unfair or corrupt business practices and have zero tolerance for bribery. We succeed in the marketplace by offering competitively priced, quality products and services and comply with antitrust and other laws prohibiting activity that reduces competition and restricts trade.

Who We Work With and Why

Our vendors and suppliers are integral to the success of our company, and we choose our partners carefully. Our decision to select a supplier is based on fair and objective criteria, such as technical, commercial, or other valid business reasons. In addition, we expect our suppliers of goods and services to share and adhere to our core values and apply them to the way they do business in the United States and around the world.

Contingent workers, suppliers and vendors are expected to support ethics and compliance programs within their own organizations and adhere to the Supplier Code of Conduct. This expectation includes a prohibition against any kind of child labor, forced labor, physical punishment or abuse. We respect the rights of all humans, and we expect our partners to do the same.

Through our commitment to supplier diversity, we build relationships with small, local, and diverse businesses capable of providing commodities and services at competitive prices. We are committed to building bridges with these businesses by providing equitable opportunities to compete. We believe these efforts can have lasting positive effects on economic development locally, regionally, and nationally. We aim to establish long-lasting "win-win" relationships that create value for all stakeholders.

Bribery and Corruption

We will not engage in any kind of corrupt activity, nor tolerate such activity committed by a third party on our behalf. This means we will not pay, give or offer to provide anything of value in order to illegally influence future business decisions, obtain illegal advantages over other parties, or reward another party for past illegal actions. We comply with U.S. and international anti-corruption laws, including the Foreign Corrupt Practices Act (FCPA). We do not offer or accept bribes, kickbacks, illegal gratuities or similar payments, and we will never punish an employee for refusing to pay a bribe, even if it results in lost business.

In addition, our prohibition against corrupt payments and activities includes bribes, kickbacks, or facilitation payments offered or made to individuals in the private sector or domestic public officials.

As a Duke Energy Employee ...

I WILL ...

- Seek guidance about the laws that apply when visiting or beginning business in a new country or international territory
- Avoid making a facilitation payment, and seek assistance and approval from the Legal Department if such a payment is absolutely necessary
- Conduct appropriate due diligence when engaging a third party to conduct activity on our behalf
- Promptly report any requests for payments, gifts or other improper exchanges to the Ethics Office

I WILL NOT ...

- Offer, promise or authorize anything of value directly or indirectly to a government or foreign official if there is reason to believe the expenditures will be used illegally
- Do business with others who do not share Duke Energy's commitment to corruption-free business practices
- Overlook or ignore red flags that could indicate corrupt activity taken on our behalf by a third party






Terms to know:

Bribe: Anything of value, including money, gifts, services, or favors, given with the intent to persuade someone to act in your favor.

Kickback: A payment made as a reward for facilitating a business agreement or relationship.

Facilitation payment: A payment made to expedite a legally provided service or request.

International Laws

When doing business outside of the U.S., you must know and follow the laws of the country you are working in as well as any U.S. laws that may apply, some of which are listed below.

LAW OR REGULATION	DESCRIPTION
Anti-corruption laws	Legislation in the U.S. and many countries where Duke Energy operates make it a crime to promise, offer or give anything of value to a government official or a political party or candidate in order to obtain or retain business or gain any improper advantage.
Anti-boycott laws	Anti-boycott laws make it illegal to cooperate in any boycotts between foreign countries if the boycotts are not sanctioned by U.S. law.
Treasury embargo sanctions	The Treasury Department's Office of Foreign Assets Control prohibits U.S. companies and their foreign subsidiaries from doing business with certain countries, agencies and individuals. Regulations vary depending on the country and the type of transaction.
Export control restrictions	To prevent sensitive goods, technology and software from falling into the wrong hands, exports of items sensitive to certain countries and individuals may be restricted or prohibited. These restrictions and prohibitions also may apply to transfers between Duke Energy and its foreign subsidiaries.

Because the legal requirements are varied and complex, employees responsible for work outside the U.S. should seek training and ongoing legal advice regarding payments, record keeping and export control restrictions. Contact the Legal Department with questions regarding these and other local laws, regulations and conventions governing international business relationships.








Business Courtesies

Business courtesies are designed to build good will and sound working relationships among business partners, but should never be used to gain special advantage in a relationship. Although a modest exchange may be acceptable under certain conditions, it's never required for doing business with Duke Energy and you must never give or accept business courtesies of any kind that could be reasonably viewed as inappropriately influencing a business decision or creating a business obligation on the part of the recipient.

What's Acceptable

Small or nominal promotional items, gifts and entertainment given in the regular course of business are acceptable. However, care should be taken to not accept business courtesies on a frequent or continual basis. Never accept cash or cash equivalents (gift cards) or discounts not available to all employees. You should also exercise particular caution when negotiating or considering contracts. It is important not to give the impression of any connection between any business courtesy and a business opportunity.

Exchanges with Public Officials

Special rules apply to business courtesies given to political candidates, government-affiliated employees and public officials. If you work directly with public officials you must take extra care to follow laws and company policies covering the acceptable exchange of business courtesies. You should consult with Governmental Affairs before offering a business courtesy to a political candidate, government-affiliated employee or public official. Please refer to the Building Trust with Governments section for more information about interacting with public officials.

Terms to know:

Business Courtesy: Anything of value for which the recipient does not pay fair market value, including gifts, services, travel, accommodations and entertainment.

Public Officials and Government-Affiliated Employees: Employees or representatives (elected or appointed) of:

- Foreign, federal, state and local governments (i.e., executive, legislative or judicial branches)
- Government-owned, sponsored or affiliated companies
- Regulatory commissions
- Other entities with oversight over Duke Energy or any of its affiliates



   

As a Duke Energy Employee ...

I WILL ...

- Offer and accept only business courtesies that are customary, reasonable, legal and of modest value
- Complete a business courtesy log for all courtesies exceeding US$100 value received from a business partner (other than meals), and any courtesy exchanged with a foreign official or union representative
- Obtain documented approval from my supervisor prior to accepting a business courtesy of significant value (greater than US$300 value)
- Seek advice if unsure whether a business courtesy involving a supplier or other business partner is acceptable

I WILL NOT ...

- Give or accept any gift, entertainment or other business courtesy that may be perceived by others as an attempt to influence a business decision
- Solicit gifts, favors, travel or entertainment from a supplier or other business partner
- Allow a supplier or other business partner to pay for my overnight travel without prior documented approval from a member of the Executive Leadership Team
- Accept cash, or a cash equivalent such as a gift card, from a supplier or other third party
- Agree to provide payments, contribute to charities, or make political contributions or other payments in return for favorable treatment

Questions to ask yourself:

- Is this exchange infrequent and of modest value?
- Is the exchange customary and a part of normal business practices?
- Would the business courtesy be appropriate to reciprocate in a similar manner at company expense?
- Is the exchange free from any real or perceived special treatment, such as free services or special discounts?
- Will the exchange create a sense of obligation on the giver or recipient?
- Could the courtesy be perceived to inappropriately influence the recipient's business judgment?

Fair Competition

At Duke Energy, we believe in doing business honestly and transparently. We will always participate in the marketplace fairly and lawfully, and we prohibit activities that reduce competition and restrict trade such as agreeing to fix prices, rigging bids, or dividing market territories. We will not engage in any activity that disrespects our competitors, nor will we make inaccurate statements about their products or services or our own.

   

Fair competition laws may apply to your job when you are:

- Dealing with competitors
- Participating in industry associations
- Dealing with customers
- Dealing with suppliers
- Collecting competitive information

If your job puts you in any of these situations, you must know and understand what activities may be deemed a violation of antitrust and other laws protecting competition.

In addition, we only gather competitive intelligence through legal and honest means. If a new employee joins Duke Energy from a competitor, we will not ask them to share confidential or sensitive information they learned at their previous employer. We will not resort to any deceptive or manipulative practices nor use any unacceptable sources, including but not limited to:

- Confidential documents
- Documents that were not shared willingly
- Communications not intended for Duke Energy

As a Duke Energy Employee ...

I WILL ...

- Seek advice from the Legal Department before sharing confidential proprietary information with a competitor through an industry association or other means
- Comply with company policies and procedures governing the procurement process
- Report any anticompetitive activity to my supervisor or another member of my management team, my HR business partner, a member of the Ethics Office, or the EthicsLine

I WILL NOT ...

- Enter into agreements with competitors on contract, material, or product pricing, territories, market share or intent to bid (or not bid) for particular business
- Enter into exclusivity agreements with suppliers in markets in which Duke Energy has market power
- Provide inconsistent information about a request for proposal to competing bidders or divulge a quote from one supplier to another supplier
- Take advantage of market power to eliminate or threaten a competitor or potential competitor in that market
- Participate in collusion by any trade association or other industry group regarding membership restrictions, sharing information or desired governmental actions to facilitate coordinated behavior to restrain competition






Intellectual Property

Intellectual property is a creation or innovation used in business. Restricting the use of intellectual property helps the company protect its ideas and brand identity. We all have a responsibility to secure our intellectual property and respect the same of others. We must abide by all laws and regulations related to intellectual property, copyrights, patents, trademarks and trade secrets.

INTELLECTUAL PROPERTY	Denotes the legal rights that may be secured in virtually any creation of the human mind or intellect (for example, an idea, invention, machine, device, process, program, software, drawings, blueprints, name, logo or slogan) or that may be legally protectable (such as a patent, copyright, trademark, service mark and/or trade secret).
COPYRIGHTS	Protect original and tangible works of authorship such as books, brochures, reports, proposals, advertisements and other literary works, as well as works of art, drawings, photographs, videos, maps, charts, musical works, audiotapes and software. Copyrights prevent others from copying the particular fixed expression, but they do not protect the underlying idea.
PATENTS	Protect new and non-obvious inventions, such as machines, apparatus, devices, manufacturing components, chemical compositions, business processes and methods and ornamental designs.
TRADEMARKS AND SERVICE MARKS	Words, phrases, symbols and designs that identify and distinguish the sources of goods or services from those of others.
TRADE SECRETS	Any information used by a business such as formulas, processes, devices, and customer lists that have economic value because they are not generally known or easily discovered by observation or examination, and for which reasonable efforts have been made to maintain secrecy.



As a Duke Energy Employee ...

I WILL ...

- Report any unauthorized use of a Duke Energy copyright, patent, service mark or trademark to my supervisor or another member of my management team, my HR business partner, a member of the Ethics Office, or the EthicsLine
- Obtain permission to use a third-party's trademark, service mark or other intellectual property
- Follow the terms of any license agreement allowing the use of a third-party's patented invention
- Share with the company any intellectual property I create in the performance of my job to ensure adequate protection

I WILL NOT ...

- Copy or distribute software without first ensuring it is permitted by a licensing agreement
- Make copies of copyrighted materials without permission or a determination that limited copying is legally permitted
- Use Duke Energy's copyrights, patents, service marks or trademarks without authorization

   

BUILDING TRUST WITH OUR COMMUNITIES

Duke Energy proudly serves our communities by protecting our environment, using company assets prudently, safeguarding sensitive information in our possession, and speaking honestly and transparently about our business. We recognize the impact we have on a local, national and global scale, and we regularly work with various stakeholders to improve the quality of life in the communities we serve.

Preserving Our Environment

We are committed to being a good neighbor, which means we respect and honor our role as a steward of our environment. Sustainability is central to everything we do, and responsible management of our natural resources is critical to a cleaner environment, the quality of life in the communities we serve and Duke Energy's long-term business success. We must all demonstrate a personal commitment to protecting the environment.

We strive to be a leader in the transition to cleaner energy solutions, and we are committed to realizing a more efficient and modernized grid to reduce our carbon emissions and other impacts on the environment. Every day we work hard to comply with state and federal regulations in order to protect people and the environment.

Some of the ways we demonstrate our commitment to the environment include:

- Utilizing energy efficiency programs to provide our customers with targeted insights to help them take actions to reduce their energy consumption
- Continuing to invest in clean energy generation and renewable energy sources
- Sponsoring or supporting numerous employee volunteer projects throughout our footprint
- Providing donations of time, money, and resources to local environment-focused nonprofit organizations
- Soliciting feedback and input from a diverse range of customer, community, environmental and business groups
- Selecting business partners based on their shared respect for and commitment to the environment

As a Duke Energy Employee ...

I WILL ...

- Know, understand and comply with applicable environmental rules and regulations
- Support sustainability efforts at my job site and in my community
- Promptly report all incidents or near misses in accordance with department expectations

I WILL NOT ...

- Take short cuts that could knowingly result in damage to our environment or violate environmental procedures
- Misrepresent the occurrence or severity of an environmental incident
- Allow my required trainings or certifications to lapse

Protecting Company Resources

Providing safe, reliable service to our customers and communities is one of our highest priorities, and the resources needed to accomplish this goal are enormous. We must be prudent when spending company money and protect company assets from loss, damage, unauthorized or improper use and waste.

Company resources should always be used responsibly and for legitimate business purposes. However, it is acceptable to use company telephones, computers and other assets for incidental and infrequent personal use so long as you don't abuse the privilege.






Company resources include:

- Tools, equipment and machinery
- Information, including sensitive information
- Facilities
- Vehicles
- Office and field supplies
- Cellphones
- Computers and other technology systems
- Work time
- Other assets owned, leased or maintained by the company to conduct company business

As a Duke Energy Employee ...

I WILL ...

- Work all hours reported on time sheets
- Follow applicable procedures when disposing of surplus or obsolete property
- Report actual or suspected theft, damage or unauthorized use of company property

I WILL NOT ...

- Use company resources for my personal benefit in a manner that creates additional costs for the company, interferes with work duties or violates company policy
- Use company property or information for illegal activities or personal gain
- Facilitate or approve a personal loan to or for any Duke Energy executive, officer or board member

Sensitive Information

The information we gather during business operations is critical to our success and the security of the assets we operate. It is also an essential component of our business value and brand identity. We all have an obligation to guard sensitive information closely and protect it against unintentional disclosure and internal or external threats.

In addition, we are committed to protecting the personal information of our workforce, our customers and our shareholders. We must comply with laws to prevent, detect and respond to the theft or unauthorized use of personal information. Employees with access to sensitive information must protect it from intentional or accidental disclosure. You should carefully restrict physical and electronic access to sensitive information and only share it with others who have an approved business need to know.

Examples of sensitive information include:

Confidential and Proprietary

- Nonpublic operational or financial results
- Customer information
- Unreleased plans or forecasts
- Supplier negotiations, pricing and specifications
- Information regarding financing negotiations
- Formulas, designs and other inventions covered by a patent, copyright or trademark

Personal

- Social Security numbers
- Driver's license, state ID or passport numbers
- Credit card and bank account numbers and personal identification number (PIN) codes
- Protected health information

   

As a Duke Energy Employee ...

I WILL ...

- Understand the definition of sensitive information as it applies to my work and take steps to reduce the risk of data loss or exposure and security breaches
- Exercise caution when discussing sensitive information in public areas within and outside the workplace
- Protect network passwords and other security protocols from disclosure
- Promptly report a lost or stolen computer, cellphone or other portable device
- Notify IT of any unusual activity involving information systems and associated resources

I WILL NOT ...

- Disclose sensitive information to co-workers or third parties who are not authorized to receive or have no need to know the information
- Use sensitive information for personal benefit or for the benefit of persons outside of Duke Energy
- Use health information for any purpose other than the administration of health plans or to satisfy regulatory requirements
- Share my network password or other security protocols with others
- Download or install software that has not been approved for company use by IT

The Duke Energy Brand

Our brand and reputation are some of our most valuable assets. The misuse or loss of such assets could have a serious financial impact on the company. We must each take steps to secure the integrity of our brand, and live up to the reputation for excellence it represents.

Communicating with the Public

One way we protect the Duke Energy brand is by releasing company information only through authorized publications and spokespersons. Unauthorized and inappropriate releases of information to the public can result in violation of full disclosure laws, stakeholder confusion and damage to Duke Energy's competitive position, brand and reputation. We are committed to communicating with the public truthfully, consistently and transparently, and only authorized spokespersons should provide information on behalf of Duke Energy. If you receive a request for comment from the media, contact the Corporate Communications Department.

Social Media

Social media is continually changing the communication landscape and is a great way to learn, find resources, share ideas, gather feedback and test concepts. Employees are encouraged to exchange ideas, viewpoints and best practices via our internal social media platforms. We also support participation in online conversations through external social media tools, so long as it doesn't interfere with your work obligations or violate our internet security policies.

As a rule of thumb, use good judgment and be courteous, professional and respectful of others at all times when using both internal and external social media tools. And as with other forms of communication, make sure you indicate that comments related to the company are your own personal opinion and do not necessarily represent the views of the company, unless you're authorized to speak on the company's behalf.

Discussing or sharing proprietary information, trade secrets or nonpublic information related to the current or future performance of the company on social media is strictly prohibited. Employees should not disclose the personal information of others, including their photograph or likeness, without having first obtained their permission. The posting of false, inaccurate or misleading information regarding Duke Energy and its employees, agents, and contingent workers/contractors is also strictly prohibited.

   

Tips for using social media

- When talking about Duke Energy, be clear about your association with the company and make sure your statements align with our core values
- Refrain from engaging in negative, disrespectful or harmful conversations
- Remember that social media posts can potentially be seen by the whole world and remain on the internet forever – think before you type
- Do not disclose proprietary, confidential or other types of sensitive information
- If responding to criticism, take the high road and stick to the facts

As a Duke Energy Employee ...

I WILL ...

- Ensure all company documents are created in accordance with existing branding guidelines
- Gain approval before revealing company information to the public to ensure it is not confidential, proprietary, or protected for any other reason
- Communicate honestly and truthfully with the public

I WILL NOT ...

- Represent myself as a spokesperson of the company unless specifically authorized to do so
- Use company letterhead or company email when expressing a personal view in a public forum
- Allow the use of internal or approved external social media sites to interfere with my work duties
- Act in a way that could damage the Duke Energy brand or reputation, both on or off of company time or property
- Use company resources, including internet access, email, instant messaging and cellphones, to access or communicate offensive material






BUILDING TRUST WITH GOVERNMENTS

In addition to those specifically discussed throughout the CoBE, Duke Energy is subject to numerous complex laws, rules and regulations. Violations of these rules – whether intended or not – can damage the company's operations, financial stability and reputation. That's why you must understand and comply with the letter and the spirit of the laws and regulations relevant to the work you do.

We are also committed to cooperating with the government and abiding by all laws that apply to our interactions with public officials. In addition, we must respond appropriately to any government inquiries or investigations.

Laws and Regulations that Apply to the Company

Each of us contributes to the company's status as a conscientious, law-abiding corporate citizen. We rely on each other to ensure we meet the many legal and regulatory requirements imposed by the various regulatory agencies that govern our industry and protect the public interest. Core compliance practices based on a common set of tools and concepts are deployed across the business to prevent, detect and respond to potential violations of laws and regulations that apply to Duke Energy's operations. Individually, we are responsible for understanding the laws and regulations applicable to our jobs and the consequences of our actions. Intentional non-compliance is never an acceptable option.

Key regulatory compliance areas include:

FERC Compliance

The Federal Energy Regulatory Commission (FERC) is responsible for regulating the interstate transmission of electricity, natural gas and oil, as well as wholesale sales of electricity in interstate commerce. Under the Federal Power Act, the FERC is authorized to issue regulations regarding wholesale sales of electricity and transmission and to enforce those regulations and laws. We maintain a comprehensive FERC compliance program to ensure we meet our obligations, including but not limited to:

- Affiliate Restrictions that govern the relationship between a regulated utility with captive customers and its market-regulated power sales affiliates.
- Standards of Conduct that govern the relationship between regulated transmission providers and their workers performing marketing functions.

NERC Compliance

The North American Electric Reliability Corporation (NERC) is a not-for-profit international regulatory authority, subject to oversight by the FERC, whose mission is to assure the reliability of the bulk power system in North America. NERC develops and enforces Reliability Standards, annually assesses seasonal and long-term reliability, monitors the bulk power system through system awareness, and educates, trains, and certifies industry personnel. Our NERC compliance program includes oversight of our obligations related to Critical Infrastructure Protection (CIP) and Operations and Planning (O&P) standards to formalize grid operations and ensure the security of physical and cyber assets essential to the reliable operation of the electric grid.

PHMSA Compliance

The Department of Transportation's (DOT) Pipeline and Hazardous Materials Safety Administration (PHMSA), acting through the Office of Pipeline Safety (OPS), administers the department's national regulatory program to assure the safe transportation of natural gas, petroleum, and other hazardous materials by pipeline and develops regulations and other approaches to risk management to assure safety in design, construction, testing, operation, maintenance, and






emergency response of pipeline facilities. Our natural gas compliance program provides oversight of our obligations related to federal and state regulations to ensure we deliver safe and reliable natural gas to our customers.

Public Utility Commission Compliance

We comply with all state utility commission orders and regulations in the jurisdictions in which we operate to ensure fair consideration in the interest of the public through cost-effective rates, appropriate affiliate relationships, and future planning for safe, cost-effective and reliable service.

Participating in the Political Process

Duke Energy strongly supports individual participation in the political process, including involvement with political parties, candidates and issues. We respect the right of individual employees to disagree with a company political position. If you choose to participate in political activities as an individual, you must use your own time and resources and not the company's.

As a Duke Energy Employee ...

I WILL ...

- Clearly identify individual, personal political views as such and not those of Duke Energy
- Get approval from Government Affairs before using company funds or resources to contribute directly or indirectly to a public official, or to sponsor an event where a public official is an attendee, invitee, speaker or honoree
- Notify my supervisor and Government Affairs before making plans to campaign or serve in public office
- Excuse myself from decisions involving Duke Energy while serving as a public official

I WILL NOT ...

- Use company funds to provide a contribution, gift, meal, travel, entertainment or event ticket to a public official or his/her staff without approval from Government Affairs
- Contact government personnel to influence legislation, rule-making or policy on behalf of Duke Energy without involving Government Affairs
- Request company reimbursement for time spent supporting political candidates and issues or for personal political contributions
- Apply direct or indirect pressure on a co-worker to make a personal political contribution






Interacting with Public Officials

As a company, Duke Energy regularly interacts with public officials responsible for laws, regulations, rules and policies that affect our company. Public officials are considered any government employees and representatives, including elected or appointed officials in foreign, federal, state and local governments, regulatory commissions and other oversight agencies. We must ensure that our interactions and relationships with public officials are professional and productive and comply with all related laws, orders, regulations and rules.

Doing Business with the Government

When doing business with the government, it is important to remember that what is acceptable for other private sector partners may not be appropriate with government employees. For example, we may be prohibited from providing any type of courtesy, including meals and drinks, to certain government officials. Also, government contracts are subject to extensive regulations, so make sure you are aware of applicable rules prior to engaging in government bids or contracts. As with all other customers, be sure you conduct business with integrity and communicate honestly. You may also refer to the Building Trust with Business Partners section for information about business courtesies.

As a Duke Energy Employee ...

I WILL ...

- Notify Government Affairs prior to interacting with public officials if that is not part of my assigned responsibilities
- Abide by applicable ex parte rules when communicating with public officials
- Communicate with public officials in a courteous, professional and business-like manner
- Follow rules that apply to business courtesies given to public officials

I WILL NOT ...

- Create or contribute to any situation where the responsibilities, judgment or objectivity of a public official becomes compromised
- Discuss potential company employment with a public official without first consulting with Human Resources
- Offer, promise or give anything of value to a public official to assist me or the company in obtaining or retaining business or to obtain any improper advantage

What is an ex parte communication?

An ex parte communication is any oral or written communication that is not on the record, for any pending proceeding, where reasonable notice to all parties was not given. Ex parte communication is generally prohibited; however, communication regarding undisputed administrative or procedural matters and educational or informational communications when there are no other parties to the proceeding other than Duke Energy may be exempt from ex parte rules. When in doubt, contact the Legal Department prior to engaging in the communication.



Accurate Reporting and Records

Every one of us, regardless of our position, has an obligation to make sure that the information we contribute to the company's operational, financial and other business records is complete, factual and timely. Whenever you create a record, make sure you include all required information and that the information is accurate.

We must also retain our business records in accordance with all laws, regulations, and company policies.

What is a record?

A record is any information that has an ongoing value, such as something that documents a business decision or transaction and who participated, provides evidence of regulatory requirements or obligations, supports the ongoing operations of the business, or provides evidence of corporate history. Examples include:

- Timekeeping records
- Expense reports
- Inventory records
- Environmental reports
- Health and safety reports
- Quality assurance certifications

As a Duke Energy Employee ...

I WILL ...

- Adhere to proper practices related to the creation, disclosure, retention and destruction of business records
- Actively manage records and other information compiled in any media type, including paper and electronically stored information
- Follow records retention guidance and direction provided by company attorneys in the event of pending or anticipated litigation or regulatory inquiry

I WILL NOT ...

- Retain records beyond the period defined in the applicable records retention schedule unless directed to do so by a company attorney
- Destroy, alter or falsify records or other materials after being notified by a company attorney that they should be preserved

Fraud Prevention

Employees who intentionally misrepresent or conceal facts regarding our business or who assist others in doing so have engaged in fraud. Fraud compromises the integrity of our financial reporting and the safety of our assets. If you are aware of or suspect fraud, you must report it immediately to your supervisor or another member of your management team, your HR business partner, a member of the Ethics Office, or the EthicsLine.


As a Duke Energy Employee ...

I WILL ...

- Maintain books, accounts and records according to applicable legal and regulatory requirements, including Generally Accepted Accounting Principles (GAAP) requirements for financial records
- Record financial transactions and other business activity accurately and promptly, including time entry reporting
- Provide complete and accurate documentation of reimbursable expenses
- Provide complete and accurate information and related documentation during company investigations
- Report actual or suspected fraud immediately

I WILL NOT ...

- Conceal or otherwise fail to disclose to management material financial or nonfinancial information that could impact the company's external reports and other communications
- Falsify personal credentials, documents or certifications required by company procedures and/or regulatory authorities, including providing my signature as a quality assurance check without completing the inspection process
- Manipulate financial or operational results to meet targets or goals
- Maintain off-the-books accounts for any reason, including to facilitate questionable or illegal payments
- Separate a single transaction into multiple transactions to circumvent delegation of authority

What are some examples of fraud?

Fraudulent financial reporting

- Intentional reporting of false expense or revenue data that improperly states amounts reported on publicly filed financial statements
- Intentional misstatement of price data reported for price index purposes
- Intentional misapplication of accounting principles relating to amounts, classification, accrual, manner of presentation or disclosure

Misappropriation of assets

- Intentionally submitting an inaccurate expense report for personal expenses
- Excessive personal use of company supplies or assets
- Improper time reporting with intent to defraud

Corruption and other fraud-related misconduct

- Overriding existing controls, rendering the controls ineffective
- Falsifying personal credentials
- Tampering with documents

   

Responding to Requests for Information

We are committed to providing complete, accurate, and truthful information when responding to requests for information because it's good for business and it's the right thing to do. For example, audits of our operations and financial accounts and records ensure we are meeting our legal obligations, accounting for our finances in accordance with Generally Accepted Accounting Principles, and accurately reporting our financial standing to regulators, shareholders, and the general public. We must all cooperate during an audit and provide accurate information in accordance with our policies.

Various government agencies or entities may also request Duke Energy information and documents. Such requests may stem from a regulatory action, government investigation or litigation. The requests may be informal or may be presented by subpoena, search warrant or civil discovery documents. An understanding of the issues these requests raise and the immediate involvement of appropriate Duke Energy professionals are necessary in order to comply with the law, to secure appropriate protection of Duke Energy's rights and the rights of its employees, and to deliver accurate and consistent responses to these requests. If you receive such a request, contact the Legal Department immediately.